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                              August 17, 2022

       Chad Rigetti
       Chief Executive Officer
       Rigetti Computing, Inc.
       775 Heinz Avenue
       Berkeley, CA 94710

                                                        Re: Rigetti Computing,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 12,
2022
                                                            File No. 333-266810

       Dear Mr. Rigetti:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 12, 2022

       General

   1. We note that Ampere is not obligated to make the additional $5 million payment for the second tranche of
500,000 shares if Ampere's capital stock is not listed by the second anniversary of the
warrant subscription agreement. Generally, securities issued in a private transaction may
not be registered for resale until after the private placement is completed. In this
regard, we note that Ampere is not irrevocably bound to purchase the subject securities
because whether Ampere chooses to list its capital stock is a condition within Ampere's
control. Please refer to Question 134.01 of our Securities Act Sections
                                                        Compliance and
Disclosure Interpretations for guidance, and provide us with your analysis of how the
registration of these shares is appropriate.
 Chad Rigetti
FirstName  LastNameChad
Rigetti Computing, Inc. Rigetti
Comapany
August  17, NameRigetti
            2022        Computing, Inc.
August
Page 2 17, 2022 Page 2
FirstName LastName
Selling Stockholder, page 144

2. Revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Ampere Computing LLC. Exhibits

3. Please file your collaboration agreement with Ampere and revise your prospectus to summarize the material terms of this agreement. See Item
601(b)(10)(ii)(A) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence,
Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology